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EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER SHARE
(Unaudited)
(in thousands, except share and per share data)

	2004	2003	2002
Net income	$9,958	$3,992	$1,410

Net income per share—Basic:
Weighted average common shares—Basic	17,824,708	17,577,335	17,577,315

Net income per share—Basic	$0.56	$0.23	$0.08

Net income per share—Diluted:
Shares used in this computation:
Weighted average common shares—Basic	17,824,708	17,577,335	17,577,315
Dilutive effect of shares under employee stock plans	925,185	1,107,116	431,181

Weighted average common shares—Diluted	18,749,893	18,684,451	18,008,496

Net income per share—Diluted	$0.53	$0.21	$0.08

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  EXHIBIT 11.1